[ICP LETTERHEAD]

January 13, 1997

Mr. Herman V. Kling
5622 Timber Creek Court
Prospect, KY 40059

Dear Herman:


Following our discussions over the last several months, it gives me great pleasure to offer you the position of Senior Vice President - Marketing for Inter-City Products Corporation (USA). In this assignment you will be responsible for the design and implementation of the total Marketing program to insure corporate goals are met in sales, profitability and market share. In this key management position you will report directly to Mike Clevy, President and Chief Executive Officer.

The compensation, perquisites and relocation assistance associated with the position are as follows:

Your total compensation will consist of a base salary, cash incentive bonus and stock options, plus an attractive benefits package as follows:

Salary

     *   $12,500 per month.

Bonus

     * A bonus up to 30% of base salary based on the Corporation meeting its financial objectives and you meeting the specified objectives established for the position in the fiscal year. This assumes the Company meets the Operating Plan goal and you achieve 100% of your MBO. Please Note: This program is currently under review and could increase if approved by the Compensation and Benefits Committee of the Board of Directors. For performance in the year 1997, the minimum bonus payment, to be paid in 1998, will be $20,000.


Mr. Herman F. Kling
Page 2
January 13, 1997


Stock Options

     * An award of 45,000 shares, subject to the approval of the Compensation Committee of the Board of Directors, will be issued to you and you will be immediately eligible to exercise 20% of the shares granted under the Option. Thereafter, 20% per year becomes exercisable for the next four years.

Car

     * Leased vehicle in accordance with our policies and guidelines for this key management position.

Country Club

     * The Company will pay the initiation fee and monthly dues associated with a club membership.

Vacation

     *   Four weeks vacation per year.

Pension

     * Participation in our defined benefit pension plan and voluntary participation is available in our employee share ownership savings program (401K).

Life Insurance

     * Participation in accordance with our standard policy and procedures for employees.

Health and Disability

     * Participation in accordance with our standard policy and procedures for employees. You may elect a Health Maintenance Organization (HMO) or a Preferred Provider Organization (PPO) with 90% paid in-network and 80% paid out-of-network.

Relocation

     *   Relocation of household goods.

     * Reimbursement of usual fees associated with the purchase of a residence in the Nashville areas and sale of your former residence.

     *   Temporary living expenses of 30 days.



Mr. Herman F. Kling
Page 2
January 13, 1997


Termination

     * In the event that you are terminated by the Company from the employment of the Company other than for cause, you will receive a base salary and continuation of your health care, automobile lease and club dues for a twelve (12) month period. At the Company's discretion, the payment may be paid as a lump-sum or paid in monthly installments. Further, this payment will be made provided you agree not to work in the employment of another company involved, directly or indirectly, in the design, manufacture or sale of heating and air conditioning equipment for a twelve (12) month period following termination.

We are looking forward to your acceptance of this offer and an employment date of February 1, 1997. This offer is conditional on the satisfactory completion of a routine drug screen which is given to all employees. As a reminder, you should bring a copy of your drivers license and birth certificate when you begin employment since this is required by Inter-City Products Corporation (USA) under the Immigration Act of 1986. Upon acceptance, please sign the extra copy enclosed and return to my office for the files.

If you have any questions or need additional information, please contact me.

Sincerely,

  /s/ Robert C. Henningsen

Robert C. Henningsen


Enclosures


c:    M. Clevy
      R. Williams



ACCEPTED:    /s/  Herman V. Kling                   1-21-97
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          Herman V. Kling                         Date